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                              August 9, 2023

       Yehu Ofer
       Chief Executive Officer
       Odysight.ai Inc.
       Suites 7A and 3B , Industrial Park , P.O. Box 3030
       Omer, Israel 8496500

                                                        Re: Odysight.ai Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 17, 2023
                                                            File No. 333-273285

       Dear Yehu Ofer:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Risks Related to This Offering and Our Common Stock, page 6

   1. We note the disclosure in the summary risk factors on page 6 that "Although we have filed an application to list
our securities on Nasdaq, there can be no assurance that our securities will be so
listed or, if listed, that we will be able to comply with the continued
                                                        listing standards."
Revise to clarify the status of your Nasdaq application, whether you are actively pursuing a
Nasdaq listing and your plans in that regard.
       Security Ownership of Certain Beneficial Owners and Management, page 55

   2. We note from the beneficial ownership table that Moshe (Mori) Arkin, a member of your
                                                        Board of Directors,
beneficially owns 55.63% of Odysight.ai Inc. stock. Please revise
 Yehu Ofer
Odysight.ai Inc.
August 9, 2023
Page 2
       your disclosure to include an explanation of and the risks associated with maintaining your status as a controlled company, or advise. Please also include additional risk factors concerning the impact of sales by your Selling Stockholders in connection with this offering. For example, disclose the risk and impact of potential stock price volatility, potential sales of a substantial portion of your shares and a potential change in control.
Selling Stockholders, page 61

3. Please revise the selling stockholders table to comply with Item 507 of Regulation S-K, including naming the individuals who beneficially own the shares, and disclosing the selling stockholders' potential beneficial ownership after the offering. Refer to Item 506 of Regulation S-K and Compliance & Disclosure Interpretations (C&DIs)
140.1 and 140.2
       for Regulation S-K Section 140, Item 506 of Regulation S-K. We note the selling stockholders table does not agree with the disclosure in the beneficial ownership table and/or the footnotes to the table. Revise the tables as needed so that the beneficial ownership of the shares is clear. For example, from the selling stockholders table, it appears Moshe Arkin holds shares through one or more entities related to Phoenix;
       however, the beneficial ownership table does not reflect those relationships. Refer to
       Exchange Act Rule 13d-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902
with any other questions.



                                                             Sincerely,

FirstName LastNameYehu Ofer                                  Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameOdysight.ai Inc.
                                                             Services
August 9, 2023 Page 2
cc:       Joshua Ravitz
FirstName LastName